EXHIBIT 99.1

 For Immediate Release: NR13-07

Initial drilling at Angeles confirms potential of mineralized structure

Vancouver, B.C. – May 23, 2013: Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to announce that the initial results from the first 7 drill holes at the Angeles property in northern Sonora state, Mexico have intersected significant gold, silver, copper, lead and zinc mineralization. Drilling has initially targeted the La Bonanza area, a site of historical mining at the turn of the 1900’s. Importantly, the current drilling program is the first ever to test the Angeles property.

Drilling has tested 100 metres of a possible 3,000 metre strike length of identified surface mineralization at Angeles. All drill holes to date have intersected the Angeles structure, the main target of historical mining.  Drill holes AD13-03 and AD13-07 are the deepest down dip intersections below surface (about 160 metres), and exhibit the highest gold, silver and base metal grades encountered to date.

Exeter’s Co-Chairman, Bryce Roxburgh, stated “initial drill results at the Bonanza zone confirm our initial interpretation that the Angeles project has the potential to host significant gold, silver and base metal mineralization. Over the past 12 months Exeter has reviewed a significant number of projects and selected this unique property, which has been overlooked for a century”.

Highlights of assays from AD13-03 and AD13-07 include the following:

Hole AD13-07 – Section C
From	To	Interval (metres)	Au g/t	Ag g/t	Au Eq1 g/t	Cu%	Pb %	Zn %	% Pb-Zn Combined
166.15	169.70	3.55	3.93	62.7	5.18	0.74	1.22	0.63	1.84
Including:
166.15	168.65	2.50	5.50	85.8	7.21	1.04	1.68	0.87	2.55
167.05	168.65	1.60	8.17	120.2	10.58	1.57	2.58	0.88	3.46

Hole AD13-03 – Section A
From	To	Interval (metres)	Au g/t	Ag g/t	Au Eq1 g/t	Cu%	Pb %	Zn %	% Pb-Zn Combined
146.00	152.20	6.20	2.81	64	4.09	0.55	1.16	0.90	2.06
Including:
147.00	152.20	5.20	3.33	72	4.77	0.65	1.36	0.95	2.31
147.00	148.15	1.15	7.38	141	10.20	0.64	2.50	1.92	4.42

Corresponding long section and drill cross sections are as follows:

Plan Map & Long Section:

Cross Section A:

Cross Section B:

Cross Section C:

The current program is about 60% through the first year budget of $1 million. Subsequent to completing the above drilling, the drill rig moved 1.1 kilometre to the west (along the same Angeles structure), where 4 holes were recently completed. Additional drilling is scheduled at the Bonanza zone to test on the strike extension of mineralization, and the trend of higher grade mineralization with increasing depth.

Exeter is currently funding a CAD$1.0 million committed exploration program at Angeles, which is largely related to a planned 2,500 metres of drilling at the Bonanza and La Verde target areas, pursuant to an agreement whereby it can earn up to 70% in the Angeles property. For agreement details see Exeter’s news release dated March 4, 2013.

A complete list of drill hole intercepts is found in the following table:

Hole AD13-01 – Section A
From	To	Interval (metres)	Au g/t	Ag g/t	Au Eq1 g/t	Cu%	Pb %	Zn %	% Pb-Zn Combined
76.50	81.00	4.50*	0.20	8.6	0.37	0.35	0.14	0.07	0.22
Including
76.50	77.50	1.00	0.40	13.0	0.66	1.12	0.16	0.13	0.29
111.80	112.00	0.20	9.62	88.0	11	0.71	3.12	0.52	3.64
* This interval contains open stoping, and what appears to be caved material. Reliability of the overall intercept is questionable.

Hole AD13-02 – Section A
From	To	Interval (metres)	Au gr/t	Ag g/t	Au Eq1 g/t	Cu%	Pb %	Zn %	% Pb-Zn Combined
123.00	124.00	1.00	1.36	12.4	1.60	0.11	0.16	0.12	0.28
130.10	131.10	1.00	0.43	90.0	2.23	0.37	0.82	0.34	1.15

Hole AD13-03 – Section A
From	To	Interval (metres)	Au g/t	Ag g/t	Au Eq1 g/t	Cu%	Pb %	Zn %	% Pb-Zn Combined
146.00	152.20	6.20	2.81	63.8	4.09	0.55	1.16	0.90	2.06
Including:
147.00	152.20	5.20	3.33	71.8	4.77	0.65	1.36	0.95	2.31
147.00	149.00	2.00	5.18	94.4	7.07	1.03	1.59	1.27	2.86
147.00	148.15	1.15	7.38	141.0	10.20	0.64	2.50	1.92	4.42
151.00	152.20	1.20	5.46	136.0	8.18	0.73	3.03	1.60	4.63

Hole AD13-04 - Section B
From	To	Interval (metres)	Au g/t	Ag g/t	Au Eq1 g/t	Cu%	Pb %	Zn %	% Pb-Zn Combined
131.60	132.70	1.10 *	2.67	144.0	5.55	0.46	0.37	0.67	1.04

*0.70 metres of fault gouge next to this interval was not recovered, due to drill circulation water washing fines.

Hole AD13-05 – Section B
From	To	Interval (metres)	Au g/t	Ag g/t	Au Eq1	Cu%	Pb %	Zn %	% Pb-Zn Combined
81.50	86.00	4.50	2.23	49.2	3.21	0.64	1.50	0.49	1.99
Including:
81.50	84.00	2.50	3.12	74.5	4.61	0.93	2.51	0.44	2.95
82.65	84.00	1.35	4.64	126.2	7.17	1.47	4.03	0.34	4.37

Hole AD13-06 – Section C
From	To	Interval (metres)	Au g/t	Ag g/t	Au Eq1 g/t	Cu%	Pb %	Zn %	% Pb-Zn Combined
86.20	91.25	5.05	0.27	11.9	0.51	0.26	1.01	1.08	2.09
Including

87.90	91.25	3.35	0.35	9.9	0.55	0.38	1.47	1.45	2.92
88.85	89.90	1.05	0.65	17.2	0.99	1.04	3.89	2.00	5.89
88.85	89.35	0.50	0.47	23.6	0.94	1.95	7.61	3.74	11.35

Hole AD13-07 – Section C
From	To	Interval (metres)	Au g/t	Ag g/t	Au Eq1 g/t	Cu%	Pb %	Zn %	% Pb-Zn Combined
166.15	169.70	3.55	3.93	62.7	5.18	0.74	1.22	0.63	1.84
Including:
166.15	168.65	2.50	5.50	85.8	7.21	1.04	1.68	0.87	2.55
167.05	168.65	1.60	8.17	120.2	10.58	1.57	2.58	0.88	3.46
167.55	168.65	1.10	11.02	87.2	12.76	1.39	3.47	0.16	3.63

Notes:
1. A silver to gold ratio of 50:1 was used for AuEq calculations. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.
2. Drill intervals reported are down hole intercepts. True widths are yet to be determined but are interpreted to range between 75-100%.
3. San Marco Resources is the project operator until Exeter earns an initial 51% interest.
4. Copper, lead and zinc values are not included in Au Eq calculations.
5. Drill core recovery of the announced mineralized zones is generally greater than 90%, unless otherwise noted.
6. Drilling is proceeding with HQ drill core unless otherwise noted.
7. Assay intervals were selected using visuals of geology and mineralization. No cut-off grade was used.

Quality Control and Assurance

Blanks and certified standards were inserted into the sample stream as part of San Marco’s quality assurance and control program, which complies with National Instrument 43-101 requirements. The analyzes reported were carried out at ALS Chemex Laboratories located in North Vancouver, B.C., using industry standard analytical techniques.  For gold, samples are first analyzed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analyzed by fire assay but with a gravimetric finish. Silver is first analyzed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analyzed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish.

The technical information contained in this press release has been verified, and this news release has been approved, by Exeter’s CEO, Wendell Zerb, P. Geol, a 'qualified person' for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

About Exeter

Exeter is a Canadian mineral exploration and development company. Its principal focus is the advancement of its 100% owned Caspiche gold-copper project in Chile. Caspiche is one of the largest undeveloped gold-copper deposits in the America’s and is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold-copper deposit (Barrick Gold Corp. and Kinross Gold Corp.). The Company continues to evaluate new opportunities related to the advancement of Caspiche, and new industry wide opportunities with the objective of securing properties, which offer near term discovery potential.

Exeter has completed pre-feasibility studies that demonstrate the potential for commercializing Caspiche. The Company currently has cash reserves of CAD$47 million and no debt.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: W. Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the extent and timing of its drilling programs, various studies including pre-feasibility studies, engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, availability of water, power, surface rights and other resources, permitting submission and timing, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2012 dated April 1, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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